Exhibit 21.1

List of Subsidiaries

Name of entity	Place of incorporation
Alphaville Urbanismo S.A.	Federative Republic of Brazil
Saí Amarela S.A.	Federative Republic of Brazil
Villaggio Panamby Trust S.A.	Federative Republic of Brazil
Diodon Participações Ltda.	Federative Republic of Brazil
Gafisa Vendas Intermediação Imobiliária Ltda.	Federative Republic of Brazil